UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 24, 2020

Camber Energy, Inc.
(Exact name of registrant as specified in its charter)

Nevada	001-32508	20-2660243
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1415 Louisiana, Suite 3500, Houston, Texas 77002

(Address of principal executive offices)

(210) 998-4035

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 Par Value Per Share	CEI	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On January 23, 2020, Camber Energy, Inc. (the “Company” or “Camber”) entered into a Letter of Intent (the “LOI”) with Viking Energy Group, Inc., a Nevada corporation whose common stock trades on the OTCQB Market under the stock symbol VKIN (“Viking”). The LOI sets forth the non-binding headline terms of a proposed merger of Viking with and into Camber (or a wholly-owned subsidiary of Camber) (the “Merger”), with Camber being the surviving parent company in the Merger.

Upon the terms and subject to the conditions set forth in the LOI, following the Merger, (i) Camber shareholders would own approximately 15% of the common shares of Camber, and Viking shareholders would own approximately 85% of the common shares of Camber, with such percentages calculated on a fully diluted basis; (ii) Camber would have an initial Board of Directors consisting of five members, four of which would be appointed by Viking, and one of which would be appointed by Camber; (iii) James Doris, the President and Chief Executive Officer of Viking prior to the Merger, would be the President and Chief Executive Officer of Camber; and (iv) Camber would have its headquarters in Houston, Texas.

The completion of the Merger would be subject to the satisfaction of specific conditions set forth in the LOI, including the following: (i) the approval of the Merger by Viking’s and Camber’s stockholders; (ii) the completion by Viking and/or its subsidiary, Elysium Energy, LLC, of the acquisition of oil and gas assets described in Viking’s Current Report on Form 8-K filed by Viking with the Securities and Exchange Commission on or about October 11, 2019; (iii) the extension of the maturity date of Viking’s promissory note executed and delivered by Viking in connection with the oil and gas acquisition it closed on or about December 28, 2018, or any replacement promissory note, to June 1, 2021; (iv) Camber having at least $4,000,000 in unencumbered cash (without any associated debt) available for use by the surviving entity immediately after the Merger; (v) Camber’s Series C Preferred Stock having been redeemed, extinguished, or modified such that at closing of the Merger, shares issuable to the Series C Preferred Stockholder shall be fixed and included in the 15% of the common shares of Camber owned by the Camber shareholders and such Series C Preferred Stock holders approving the terms of the Merger; (vi) the agreement by the parties to a merger ratio adjustment formula whereby the previously mentioned 15% and 85% ownership ratios of Camber post-Merger would be adjusted for certain surplus cash possessed by Viking or Camber at closing; (vii) the receipt by each of Viking and Camber of opinions regarding the fairness of the Merger as to each of them and their shareholders; (viii) Viking having no debt scheduled to mature in 2020 other than the approximately $13.5 million of convertible debt due on or about August 31, 2020; and (ix) Viking having negotiated new renumeration agreements with its broker-dealers for their role in and compensation related to the Merger.

The completion of the Merger would also be subject to the parties first negotiating and executing a definitive merger agreement (the “Merger Agreement”), as well as the following customary conditions: (i) the adoption of the Merger Agreement by Viking’s stockholders, and the approval by Camber’s stockholders of the Merger Agreement and the issuance of shares of Camber common stock to Viking’s stockholders pursuant to the Merger Agreement (“Camber Common Stock”); (ii) authorization for listing the shares of Camber Common Stock to be issued in the Merger, subject to official notice of issuance, (iii) the expiration or termination of any waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of certain other required regulatory approvals; (iv) effectiveness of a registration statement on Form S-4 for the Camber Common Stock to be issued in the Merger; and (v) the absence of any law, order, injunction, decree or other legal restraint preventing the completion of the Merger or making the completion of the Merger illegal.

These conditions may not ever be satisfied, the Company may never enter into a definitive merger agreement with Viking, the Merger with Viking may never be consummated, and even if it is, it may not be consummated on the terms described therein.

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The foregoing description of the LOI does not purport to be complete and is qualified in its entirety by reference to the full text of the LOI, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The LOI is included with this filing only to provide investors with information regarding the terms of the LOI, and not to provide investors with any factual information regarding Viking or Camber, their respective affiliates or their respective businesses. The LOI should not be read alone, but should instead be read in conjunction with the other information regarding Viking, Camber, their respective affiliates or their respective businesses, the LOI and the Merger that will be contained in, or incorporated by reference into, the Current Report on Form 8-K that will include a copy of any definitive Merger Agreement, the Registration Statement on Form S-4 that will include any joint proxy statement of the Company and Viking and a prospectus of Camber, as well as in the Forms 10-K, Forms 10-Q and other filings that each of Viking and Camber make with the Securities and Exchange Commission (“SEC”).

On January 24, 2020, Viking and Camber each published a joint press release announcing the entry into the LOI. A copy of the press release is included herewith as Exhibit 99.2 and the information in the press release is incorporated by reference into this Item 8.01.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description of Exhibit
99.1	Letter of Intent, dated as of January 23, 2020, by and between Viking Energy Group, Inc., and Camber Energy, Inc.
99.2	Joint Press Release of Viking Energy Group, Inc. and Camber Energy, Inc., issued on January 24, 2020

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements that involve a number of risks and uncertainties and are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “would,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Important factors that may cause actual results and outcomes to differ materially from those contained in such forward-looking statements include, without limitation, the occurrence of any event, change or other circumstances that could give rise to the parties never entering into a definitive merger agreement, the right of one or both of Viking or Camber to terminate the merger agreement even if entered into; the outcome of any legal proceedings that may be instituted against Viking, Camber or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by Viking stockholders and Camber stockholders on the expected schedule; difficulties and delays in integrating Viking’s and Camber’s businesses; prevailing economic, market, regulatory or business conditions, or changes in such conditions, negatively affecting the parties; risks that the transaction disrupts Viking’s or Camber’s current plans and operations; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger; the ability of Camber to redeem or otherwise extinguish all of its existing Series C Preferred Stock, or come to an understanding/agreement with its Series C Preferred Stock holder to fix the number of shares of common stock issued or issuable to such Series C Preferred Stock holder; the ability of Viking or Camber to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of the combined company following the merger; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which Viking and Camber operate; and the fact that Viking’s and Camber’s reported earnings and financial position may be adversely affected by tax and other factors.

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Other important factors that may cause actual results and outcomes to differ materially from those contained in the forward-looking statements included in this communication are described in Viking’s and Camber’s publicly filed reports, including, but not limited to, Viking’s Annual Report on Form 10‑K for the year ended December 31, 2018, and Camber’s Annual Report on Form 10-K for the year ended March 31, 2019.

Viking and Camber caution that the foregoing list of important factors is not complete, and they do not undertake to update any forward-looking statements that either party may make except as required by applicable law. All subsequent written and oral forward-looking statements attributable to Viking, Camber or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Camber will file with the SEC a registration statement on Form S‑4 to register the shares of Camber’s common stock to be issued in connection with the merger. The registration statement will include a preliminary joint proxy statement/prospectus which, when finalized, will be sent to the respective stockholders of Viking and Camber seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S‑4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VIKING, CAMBER AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from Viking at its website, www.Viking.com, or from Camber at its website, www.Camber.energy. Documents filed with the SEC by Viking will be available free of charge by accessing Viking’s website at www.vikingenergygroup.com under the heading “Investors” – “SEC Filings”, or, alternatively, by directing a request by telephone or mail to Viking Energy Group, Inc. at 15915 Katy Freeway, Suite 450, Houston, Texas, 77094, (281) 404-4387, and documents filed with the SEC by Camber will be available free of charge by accessing Camber’s website at www.camber.energy under the heading “Investors” – “SEC Filings”, or, alternatively, by directing a request by telephone or mail to Camber Energy, Inc. at 1415 Louisiana, Suite 3500, Houston, Texas, 77002, (210) 998-4035.

Participants in the Solicitation

Viking, Camber and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective stockholders of Viking and Camber in respect of the proposed merger under the rules of the SEC. Information about Viking’s directors and executive officers is available in Viking’s Annual Report on Form 10-K for the year ended December 31, 2018. Information about Camber’s directors and executive officers is available in Camber’s Annual Report on Form 10-K for the year ended March 31, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Viking or Camber using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CAMBER ENERGY, INC.

Date: January 24, 2020	By:	/s/ Robert Schleizer
	Name:	Robert Schleizer
	Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Letter of Intent, dated as of January 23, 2020, by and between Viking Energy Group, Inc., and Camber Energy, Inc.
99.2	Joint Press Release of Viking Energy Group, Inc. and Camber Energy, Inc., issued on January 24, 2020

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